

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 27, 2009

<u>via U.S. mail and Facsimile</u>

Timothy Borer
Treasurer and Principal Financial Officer
Nedak Ethanol LLC
87590 Hillcrest Road, P.O. Box 391
Atkinson, Nebraska 68713

      RE: **Nedak Ethanol, LLC**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and
              June 30, 2008
              File No. 0-52597

Dear Mr. Borer:

      We issued comments to you on the above captioned filing on December 3, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by March 13, 2009 addressing these outstanding comments.

      If you do not respond to the outstanding comments by March 13, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

      Please contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have any questions.

                                  Sincerely,

                                  John Hartz
                                  Senior Assistant
                                  Chief Accountant